================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             KATZ MEDIA GROUP, INC.
                           (Name of Subject Company)

                        CHANCELLOR BROADCASTING COMPANY
                          EVERGREEN MEDIA CORPORATION
                         MORRIS ACQUISITION CORPORATION
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Tide of Class of Securities)

                                   486112105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                 STEVEN DINETZ                                  SCOTT K. GINSBURG
     PRESIDENT AND CHIEF EXECUTIVE OFFICER          CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
        CHANCELLOR BROADCASTING COMPANY                              OFFICER
   12655 NORTH CENTRAL EXPRESSWAY, SUITE 405               EVERGREEN MEDIA CORPORATION
               DALLAS, TX 75243                    433 EAST LAS COLINAS BOULEVARD, SUITE 1130
                (972) 239-6220                                  IRVING, TX 75039
                                                                 (972) 869-9020
                   (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications on Behalf of Bidders)

                             ---------------------

                                    Copy To:

                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                                5800 SEARS TOWER
                               CHICAGO, IL 60614
                                 (312) 876-7700

                           CALCULATION OF FILING FEE:

=================================================================================================
             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------
                  $166,526,459                                       $33,306
=================================================================================================

* For the purpose of calculating the fee only, this amount assumes the purchase of 15,138,769 shares of Common Stock, par value $.01 per share, of Katz Media Group, Inc. at $11.00 per share. Such number of shares consists of (i) 13,617,328 shares issued and outstanding as of July 11, 1997 (not including 64,751 shares held in treasury as of such date), (ii) 1,475,768 shares reserved for issuance upon the exercise of outstanding options as of such date, and (iii) 45,673 shares reserved for issuance in connection with restricted stock grants.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable.            Filing Party:    Not applicable.
Form or Registration No.:   Not applicable.            Date Filed:      Not applicable.

================================================================================

                        (Continued on following page(s))
                              (Page 1 of 8 Pages)

                                 SCHEDULE 14D-1

CUSIP NO. 486112105                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

     (1) Name of reporting persons: Chancellor Broadcasting Company S.S. or I.R.S. Identification No. of above person: 75-2538487

--------------------------------------------------------------------------------
     (2) Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3) SEC use only

--------------------------------------------------------------------------------
     (4) Source of funds (see instructions):

        BK
--------------------------------------------------------------------------------
     (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
     (6) Citizenship or place of organization:

        Delaware
--------------------------------------------------------------------------------
     (7) Aggregate amount beneficially owned by each reporting person:

        0
--------------------------------------------------------------------------------
     (8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [ ]
--------------------------------------------------------------------------------
     (9) Percent of class represented to amount in Row (7):

        0%
--------------------------------------------------------------------------------
     (10) Type of reporting person (see instructions):

        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 486112105                                            PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------

     (1) Name of reporting persons: Evergreen Media Corporation
        S.S. or I.R.S. Identification No. of above person: 75-2247099

--------------------------------------------------------------------------------
     (2) Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3) SEC use only

--------------------------------------------------------------------------------
     (4) Source of funds (see instructions):

        BK
--------------------------------------------------------------------------------
     (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
     (6) Citizenship or place of organization:

        Delaware
--------------------------------------------------------------------------------
     (7) Aggregate amount beneficially owned by each reporting person:

        0
--------------------------------------------------------------------------------
     (8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [ ]
--------------------------------------------------------------------------------
     (9) Percent of class represented to amount in Row (7):

        0%
--------------------------------------------------------------------------------
     (10) Type of reporting person (see instructions):

        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 486112105                                            PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------

     (1) Name of reporting persons: Morris Acquisition Corporation S.S. or I.R.S. Identification No. of above person:

        I.R.S. Identification No. Applied for
--------------------------------------------------------------------------------
     (2) Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3) SEC use only

--------------------------------------------------------------------------------
     (4) Source of funds (see instructions):

        AF
--------------------------------------------------------------------------------
     (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
     (6) Citizenship or place of organization:

        Delaware
--------------------------------------------------------------------------------
     (7) Aggregate amount beneficially owned by each reporting person:

        0
--------------------------------------------------------------------------------
     (8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [ ]
--------------------------------------------------------------------------------
     (9) Percent of class represented to amount in Row (7):

        0%
--------------------------------------------------------------------------------
     (10) Type of reporting person (see instructions):

        CO
--------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by Morris Acquisition Corporation, a Delaware corporation ("Purchaser") and a jointly owned subsidiary of Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), and Evergreen Media Corporation, a Delaware Corporation ("Evergreen" and together with Chancellor, the "Parents"), to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of Katz Media Group, Inc., a Delaware corporation, not currently directly or indirectly owned by Purchaser or either of the Parents, for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Katz Media Group, Inc., a Delaware corporation (the "Company"), which has its principal executive and operating offices at 125 West 55th Street, New York, New York 10019.

     (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, $.01 par value (the "Shares"), and the Offer is for any and all outstanding Shares at a price of $11.00 per Share, net to the seller in cash, without interest thereon. The information set forth in the "INTRODUCTION" to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed jointly by Purchaser and the Parents. The information set forth in the "INTRODUCTION" to the Offer to Purchase, in Section 9 of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five (5) years, none of (i) Purchaser nor, to the best of knowledge of Purchaser and the Parents, any executive officer or director of Purchaser; (ii) Chancellor nor, to the best knowledge of Chancellor, any executive officer or director of Chancellor; or (iii) Evergreen nor, to the best knowledge of Evergreen, any executive officer or director of Evergreen, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 7 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 9 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 9, 11 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 11 and 17 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in the Section 16 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


         (a)(1)          -- Offer to Purchase.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Notice of Guaranteed Delivery.
         (a)(4)          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
         (a)(5)          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
         (a)(6)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
         (a)(7)          -- Text of Press Release issued jointly by the Parents and
                            Purchaser and by the Company, dated July 14, 1997.
         (a)(8)          -- Summary Advertisement, dated July 18, 1996.
         (b)(1)          -- Amended and Restated Loan Agreement, dated as of January
                            17, 1996, by and among Evergreen Media Corporation of Los
                            Angeles, the financial institutions whose names appear as
                            Lenders on the signature pages thereof (the "Lenders"),
                            The Toronto Dominion Bank, The Bank of New York and
                            NationsBank of Texas, N.A., as Arranging Agents, The Bank
                            of New York, as Syndication Agent, NationsBank of Texas,
                            N.A., as Documentation Agent, and Toronto Dominion
                            (Texas), Inc., as Administrative Agent for the Lenders,
                            together with certain collateral documents attached
                            thereto as exhibits, including Assignment of Partnership
                            Interests, Borrower's Pledge Agreement, Parent Company
                            Guarantee, Security Agreement, Stock Pledge Agreement,
                            Subsidiary Guaranty, Subsidiary Pledge Agreement and
                            Subsidiary Security Agreement (incorporated by reference
                            to Exhibit 4.8 attached to Evergreen's Report on Form 8-K
                            dated January 17, 1996).
         (b)(2)          -- Amended and Restated Credit Agreement, dated as of
                            February 14, 1996 and amended and restated as of January
                            23, 1997, by and among Chancellor, Chancellor Radio
                            Broadcasting Company, various banks, Goldman Sachs Credit
                            Partners, L.P., as documentation agent, NationsBank of
                            Texas, N.A., as syndication agent, and Bankers Trust, as
                            managing agent and arranger (incorporated by reference to
                            Chancellor's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1996).
         (c)(1)          -- Merger Agreement by and among the Parents, Purchaser and the Company, dated as of July 14, 1997.
         (c)(2)          -- Stockholder Tender Agreement by and among the Parents,
                            Purchaser and certain stockholders of the Company, dated
                            as of July 14, 1997.
         (c)(3)          -- Management Tender Agreement by and among the Parents,
                            Purchaser and certain stockholders of the Company, dated
                            as of July 14, 1997.
         (c)(4)          -- Joint Bidding Agreement by and between Chancellor and
                            Evergreen, dated as of July 14, 1997.
         (d)             -- Not applicable.
         (e)             -- Not applicable.
         (f)             -- Not applicable.

                                   SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 1997                        MORRIS ACQUISITION CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                            EVERGREEN MEDIA CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                                            CHANCELLOR BROADCASTING COMPANY

                                            By: /s/ STEVEN DINETZ
                                              ----------------------------------
                                              Name: Steven Dinetz
                                              Title: President and Chief
                                                     Executive Officer

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Offer to Purchase.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Notice of Guaranteed Delivery.
         (a)(4)          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
         (a)(5)          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
         (a)(6)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
         (a)(7)          -- Text of Press Release issued jointly by the Parents and
                            Purchaser and by the Company, dated July 14, 1997.
         (a)(8)          -- Summary Advertisement, dated July 18, 1996.
         (b)(1)          -- Amended and Restated Loan Agreement, dated as of January
                            17, 1996, by and among Evergreen Media Corporation of Los
                            Angeles, the financial institutions whose names appear as
                            Lenders on the signature pages thereof (the "Lenders"),
                            The Toronto Dominion Bank, The Bank of New York and
                            NationsBank of Texas, N.A., as Arranging Agents, The Bank
                            of New York, as Syndication Agent, NationsBank of Texas,
                            N.A., as Documentation Agent, and Toronto Dominion
                            (Texas), Inc., as Administrative Agent for the Lenders,
                            together with certain collateral documents attached
                            thereto as exhibits, including Assignment of Partnership
                            Interests, Borrower's Pledge Agreement, Parent Company
                            Guarantee, Security Agreement, Stock Pledge Agreement,
                            Subsidiary Guaranty, Subsidiary Pledge Agreement and
                            Subsidiary Security Agreement (incorporated by reference
                            to Exhibit 4.8 attached to Evergreen's Report on Form 8-K
                            dated January 17, 1996).
         (b)(2)          -- Amended and Restated Credit Agreement, dated as of
                            February 14, 1996 and amended and restated as of January
                            23, 1997, by and among Chancellor, Chancellor Radio
                            Broadcasting Company, various banks, Goldman Sachs Credit
                            Partners, L.P., as documentation agent, NationsBank of
                            Texas, N.A., as syndication agent, and Bankers Trust, as
                            managing agent and arranger (incorporated by reference to
                            Chancellor's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1996).
         (c)(1)          -- Merger Agreement by and among the Parents, Purchaser and the Company, dated as of July 14, 1997.
         (c)(2)          -- Stockholder Tender Agreement by and among the Parents,
                            Purchaser and certain stockholders of the Company, dated
                            as of July 14, 1997.
         (c)(3)          -- Management Tender Agreement by and among the Parents,
                            Purchaser and certain stockholders of the Company, dated
                            as of July 14, 1997.
         (c)(4)          -- Joint Bidding Agreement by and between Chancellor and
                            Evergreen, dated as of July 14, 1997.
         (d)             -- Not applicable.
         (e)             -- Not applicable.
         (f)             -- Not applicable.